May 12, 2005


Mail Stop 4-6

Mr. Gary L. Bloom
Chairman of the Board, President and Chief Executive Officer
VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043

Re:	VERITAS Software Corporation

	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the quarter ended March 31, 2005
	File No. 0-26247

	Registration Statement on Form S-4
	File No. 333-122724

Dear Mr. Bloom:

      We have reviewed your responses to our comments issued April 29, 2005. Please respond to our comments regarding your Exchange Act reports within 10 business days of the date of this letter. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

REGISTRATION STATEMENT ON FORM S-4

1. Please revise the registration statement to include a Recent Developments section in the forepart of the registration statement.
This section should include the disclosure you have proposed in response to our prior comment 4, as well as a discussion of the impact the material weakness had on your financial statements. Additionally, consistent with the disclosure in your Form 10-Q for the quarter ended March 31, 2005, you should discuss the details of the pending settlement discussions you have had with the SEC.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2005

Controls and Procedures

Changes in Internal Control Over Financial Reporting

2. We note that while the draft disclosure for your March 31, 2005 Form 10-Q indicated that there had been changes in your internal control over financial reporting, the Form 10-Q you filed on May 10,
2005 indicates that no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting occurred during the quarter. Please explain why you believe this disclosure in your Form 10-Q is appropriate given the fact that you took several steps to improve the Company`s internal control over financial reporting during the quarter.


*	*	*	*	*


	You may contact Stephen Krikorian at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Sara Kalin at (202) 551-3454 with any other questions. If you require further assistance you may contact me at
(202) 551-3730.

							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. William H. Hinman, Jr., Esq.
	Mr. Gregory M. King, Esq.
	Simpson Thacher & Bartlett LLP
	3330 Hillview Avenue
	Palo Alto, California 94304
	Telephone:  (650) 251-5000
	Facsimile:  (650) 251-5002



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Mr. Gary Bloom
May 12, 2005
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